

Mail Stop 3628

July 27, 2009

Via Facsimile and U.S. Mail

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, NY 10019

> **Re:** **Cyberdefender Corporation**
> **Amendment No. 2 to Schedule TO-I filed July 24, 2009**
> **File No. 5-84253**

Dear Mr. Friedmann:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. We note your response to comment one in our letter dated July 21, 2009. Please advise us as to how each of the down-round and cashless exercise warrants are treated differently for other purposes, including any different tax or accounting treatment.

2. We note your response to comment three in our letter dated July 21, 2009; however, we reissue our previous comment. Because you have incorporated by reference financial information from your Form 10-K and 10-Q, please amend and disseminate the summary financial information described in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer

also to Question 7 in Section H. of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001).

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions